Exhibit 4.5
GOLDEN STAR RESOURCES LTD.
Amendment No. 1 to
$50,000,000 6.85% Senior Convertible Notes issued April 15, 2005
This Amendment No. 1 to the $50,000,000 6.85% Senior Convertible Notes issued by Golden Star Resources Ltd. on April 15, 2005 is made by and among Golden Star Resources Ltd. and each of the Holders listed below to amend certain terms of the Notes. Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Notes.
1.	The definition of “Permitted Acquisition Indebtedness” in Section 27(s) of each Note is hereby amended by inserting “or any of its Subsidiaries” after “Company” in the second line of the definition.

2.	The definition of “Permitted Senior and Pari Passu Indebtedness” in Section 27(w) is hereby amended by (i) inserting “or any of its Subsidiaries” after “Company” in the second line of the definition and (ii) inserting “or guarantees of any Subsidiary” after “guarantees” in clause (iii) of the definition.
Golden Star and the Holders further agree, for the avoidance of doubt, that the following credit arrangements constitute Permitted Senior and Pari Passu Indebtedness: (i) Caterpillar Financial Services Corporation Equipment Financing and (ii) EcoBank Ghana Ltd. Medium-Term Loan.
Except as specifically modified by this Amendment, all other terms and conditions and obligations of Golden Star Resources Ltd. and the Holders pursuant to the Notes remain in full force and effect. This Amendment may be executed in counterparts. This Amendment is effective as of January 17, 2007.
GOLDEN STAR RESOURCES LTD.

By:	/s/ Roger Palmer
Roger Palmer
Interim Chief Financial Officer
Golden Star Resources Ltd
Agreed as of this 29 day of January, 2007. The undersigned represents that as of this date, it is the Holder of $ 12,500,000 principal amount of the Notes.

By: Name:	/s/ John MacDonald John MacDonald
Company:	Deutech Bank Securities Ltd.
Title:	VP Global Prime Services